UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 12, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 12TH, 2022

DATE, TIME AND PLACE: September 12th, 2022, at 10.40 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michela Mossini and Michele Valensise, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mrs. Elisabetta Paola Romano.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) Presentation on the Customer Experience Program; (4) Update on the Company’s Strategic Projects; (5) To acknowledge on the status of the Adjustment of Conduct Term between the Company and ANATEL – National Agency of Telecommunications; (6) To resolve on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”); (7) Presentation on the independent evaluation of the members of the Company’s administration; and (8) To resolve on the appointment of administrator in the Company’s subsidiary.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

September 12th, 2022

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on September 12th, 2022, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on September 12th, 2022, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) Acknowledged on the Company's Customer Experience Program ("Program"), where the Program's indicators, methodology, scope and roadmap were presented, based on internal analysis about customer experience in relation to the performance and capacity of the Company's network, according to the material presented, which is filed at the Company's head office.

(4) The Board Members acknowledged on the progress in the implementation and negotiation in course involving the Company's strategic project, related to the expansion of the Company's fixed network service (TIM Live). After the clarifications and discussions, the Board Members resolved and authorized the Company's Officers to negotiate and enter into terms, agreements, contracts, documents and everything else that may be necessary, under the terms and conditions of the support material which is filed at the Company's head office, with recommendation to stablish a follow up on the general guidelines to be adopted and their compliance. In this sense, the Company's Officers and/or attorneys-in-fact are authorized to sign any and all documents that may be necessary and to perform all acts legally required to enter into the agreement referred to in the support material, including, if necessary, the request and obtaining the necessary prior approvals from the relevant regulatory bodies.

(5) Acknowledged on the compliance with certain obligations derived from the Adjustment of Conduct Term nº 1/2020 – TAC, executed between the Company and the National Agency of Telecommunications – ANATEL, considering the completeness and conclusion of the 2nd year of execution, under the terms and conditions approved by this Board at its meeting held on June 19th, 2020.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

September 12th, 2022

(6) Approved based on the Section 46, 3rd paragraph, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$480,000,000.00 (four hundred and eighty million reais) as Interest on Shareholders’ Equity ("IE"), at R$0.198327689 (zero point, one, nine, eight, three, two, seven, six, eight, nine reais) of gross value per share. The payment will be made in two installments, with the first to be paid until October 31st, 2022 in the amount of R$235,000,000.00 (two hundred and thirty-five million reais), at R$0.097097931 (zero point, zero, nine, seven, zero, nine, seven, nine, three, one reais) of gross value per share, and the second to be paid until January 31st, 2023 in the amount of R$245,000,000.00 (two hundred and forty-five million reais), at R$0.101229758 (zero point, one, zero, one, two, two, nine, seven, five, eight reais) of gross value per share, without the application of any monetary restatement index, considering the date of September 21st, 2022 as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex-direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

(7) Further to the negotiations on the adoption of the evaluation process for the members of the Company's administration, as resolved by this Board at its meeting held on December 15th, 2021, the Board Members acknowledged on the methodology and deadlines to be applied within the scope of the aforementioned process of external and independent evaluation, aiming at the improvement of their activities.

(8) Based on Section 22, item XXV of the Company's Bylaws, the Board Members appointed Mr. Fabio Mello de Avellar to occupy the position of Officer at Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Cozani”), a wholly-owned subsidiary of the Company. Once the referred appointment is approved by Cozani's Shareholders Meeting, the Board of Officers will be composed of the Officers identified below: (i) Alberto Mario Griselli, Diretor Presidente (Chief Executive Officer); (ii) Bruno Mutzenbecher Gentil, Diretor sem designação específica (Officer without specific designation); (iii) Camille Loyo Faria, Diretor sem designação específica (Officer without specific designation); (iv) Fabio Mello de Avellar, Diretor sem designação específica (Officer without specific designation); (v) Jaques Horn, Diretor sem designação específica (Officer without specific designation); (vi) Leonardo de Carvalho Capdeville, Diretor sem designação específica (Officer without specific designation); (vii) Maria Antonietta Russo, Diretor sem designação específica (Officer without specific designation); and (viii) Mario Girasole, Diretor sem designação específica (Officer without specific designation).

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 12th, 2022.

JAQUES HORN

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 12, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer